Exhibit 99.1

Norwegian Cruise Line Reports Results for Third Quarter 2009

Third quarter EBITDA improves to $151.6 million from $141.5 million in 2008

Record setting Occupancy Percentage of 114.8%

Operating Income Margin increase of approximately 700 basis points

MIAMI--(BUSINESS WIRE)--November 16, 2009--Norwegian Cruise Line (NCL Corporation Ltd. or “the Company”) today reported results for its third quarter ended September 30, 2009. EBITDA in the period improved by 7.1% to $151.6 million versus $141.5 million for the same period in 2008. The improvement in EBITDA was achieved despite a decline in Net Revenue in the third quarter of 15.3%. This decline resulted from a 10.1% decrease in Net Yield and a 5.7% decrease in Capacity Days. The decrease in Net Yield was primarily due to weakness experienced in passenger ticket pricing versus 2008 and was partially offset by an increase in Net Yield from onboard and other revenue. The decrease in Capacity Days resulted from the departure of Norwegian Dream from the Company’s fleet in November 2008. Occupancy Percentage for the third quarter of 2009 increased to 114.8% compared to 111.3% in the prior year. Net income in 2009 was $85.6 million on revenue of $550.7 million compared to net income of $171.2 million on revenue of $639.0 million in 2008. The decline in net income reflects foreign currency exchange translation gains in 2008 of $117.6 million.

Net Cruise Cost per Capacity Day decreased 20.1% in the third quarter of 2009 compared to the same period in 2008. The decrease in our Capacity Day cost was primarily attributable to lower fuel costs together with a decrease in crew payroll and other ship operating expenses. Additionally, the Company’s results benefited from rigorous shoreside cost saving initiatives.

Operating income in the third quarter of 2009 increased to $113.4 million from $100.6 million in 2008 with Operating Income Margin increasing 690 basis points to 27.9% from 21.0%.

Interest expense, net of capitalized interest, decreased to $25.8 million in the third quarter of 2009 from $35.1 million in 2008, primarily due to lower average interest rates in the 2009 period. Other income (expense) decreased to an expense of $(2.1) million in 2009 from income of $104.6 million in 2008, mainly due to a loss on foreign exchange translation of $(3.8) million in 2009 versus a gain of $117.6 million in 2008.

“I am pleased to see that the strategies and initiatives we have been putting in place, both on the revenue and operating sides of the business, continue to result in improved year-over-year EBITDA, even in this soft economic climate,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “With the departure of Norwegian Majesty on November 2, our entire fleet is now comprised exclusively of modern vessels purpose-built for our signature Freestyle Cruising. With these great assets, and the addition of the highly anticipated Norwegian Epic in 2010, I am extremely confident about Norwegian’s prospects for the future.”

Outlook

Fourth quarter of 2009 is substantially booked and bookings for the first quarter of 2010 are pacing ahead of last year. Recent booking activity indicates that the pricing environment continues to stabilize and that the consumer recognizes the value of cruising as a vacation option.

Construction on Norwegian Epic continues on track for her debut in the summer of 2010. “We recently announced the addition of celebrity tribute artists Legends in Concert as well as Howl at the Moon, the dueling pianos, which join Blue Man Group, Cirque Dreams and Dinner, and The Second City comedy troupe bringing our guests the best entertainment lineup at sea,” said Sheehan. “Also, our media campaign ‘That’s EPIC’ is gaining strength with advertisements in national consumer magazines and events at the New York Wine and Food Festival. We recently introduced her first captains, hotel directors, and our first-ever entertainment director - all seasoned veterans who are more than capable of leading the most innovative ship at sea.”

On November 12 the Company closed on a financing package comprised of a $750 million secured revolving credit facility along with $450 million in senior secured notes. Proceeds were used to retire certain indebtedness and for transaction fees and expenses.

Terminology and Non-GAAP Financial Measures

Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Gross Yield represents total revenue per Capacity Day.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Non-GAAP Information

To supplement the Company’s condensed consolidated financial statements presented on a U.S. Generally Accepted Accounting Principles (GAAP) basis, the Company also provides certain non-GAAP financial measures, including Operating Income Margin, EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define Operating Income Margin as Operating income divided by Net Revenue.

We define EBITDA as earnings before interest, other income (expense) including taxes, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast the Company’s business performance. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yield to projected Net Yield and projected Gross Cruise Cost to projected Net Cruise Cost due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 43-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has the youngest fleet in the industry with 10 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

Norwegian is presently building Norwegian Epic, the company’s largest and most innovative Freestyle Cruising ship to date, for delivery in summer 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter @NCLFreestyle or contact us in the U.S. and Canada at 866-234-7350.

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the impact of changes in the global credit markets on the Company’s ability to borrow and counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company's expectations; continued availability under our credit facilities and compliance with our covenants; the Company’s substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future; changes in cruise capacity, as well as capacity changes in the overall vacation industry; general industry trends, including the introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its brand and business worldwide; the costs of new initiatives and the Company’s ability to achieve expected cost savings from its new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in the Company’s future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with the Company’s contracts with shipyards; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate the Company’s collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in the Company’s credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds the Company’s insurance coverage; the Company’s ability to attain and maintain any price increases for its products; the impact of any future changes relating to how travel agents sell and market the Company’s cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of the Company’s ships; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	$392,473	$467,798	$1,005,886	$1,200,799
Onboard and other	158,203	171,191	447,662	474,752
Total revenue	550,676	638,989	1,453,548	1,675,551

Cruise operating expense
Commissions, transportation and other	97,144	102,589	247,332	275,187
Onboard and other	47,462	57,173	124,173	149,609
Payroll and related	78,434	89,968	241,014	290,836
Fuel	45,038	78,729	113,853	211,777
Food	31,018	34,605	91,422	96,993
Other operating	45,735	68,918	169,895	217,689
Total cruise operating expense	344,831	431,982	987,689	1,242,091
Marketing, general and administrative expense	54,202	65,510	179,159	212,014
Depreciation and amortization expense	38,212	40,889	114,331	121,043
Total operating expense	437,245	538,381	1,281,179	1,575,148
Operating income	113,431	100,608	172,369	100,403

Non-operating income (expense)
Interest income	132	1,139	767	1,966
Interest expense, net of capitalized interest	(25,813)	(35,143)	(77,860)	(117,275)
Other income (expense)	(2,125)	104,582	10,957	14,089
Total non-operating income (expense)	(27,806)	70,578	(66,136)	(101,220)
Net income (loss)	$85,625	$171,186	$106,233	$(817)

NORWEGIAN CRUISE LINE
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)
	September 30,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$143,640	$185,717
Restricted cash	3,321	4,004
Accounts receivable, net	7,498	6,047
Inventories	32,896	29,494
Prepaid expenses and other assets	42,341	24,460
Total current assets	229,696	249,722

Property and equipment, net	3,851,993	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	189,223	75,405
	$4,873,704	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$4,664	$182,487
Accounts payable	34,008	70,412
Accrued expense and other liabilities	219,017	278,213
Due to Affiliate, net	2,962	210,058
Advance ticket sales	256,503	250,638
Total current liabilities	517,154	991,808

Long-term debt	2,529,517	2,474,014
Other long-term liabilities	91,641	31,520
Total liabilities	3,138,312	3,497,342
Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized; 21,000,000 and 20,000,000 shares issued
and outstanding	25	24
Additional paid-in capital	2,330,924	2,242,946
Accumulated other comprehensive income (loss)	(8,482)	137
Accumulated retained earnings (deficit)	(587,075)	(693,308)
Total shareholders’ equity	1,735,392	1,549,799
	$4,873,704	$5,047,141

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)
	Nine months ended
	September 30,
	2009	2008
Cash flows from operating activities
Net income (loss)	$106,233	$(817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	126,258	132,635
Loss (gain) on translation of debt	15,836	(37,737)
Loss (gain) on derivatives	(28,637)	15,227
Write-off of unamortized loan fees	-	6,788
Stock compensation expense	3,190	612
Changes in operating assets and liabilities:
Accounts receivable, net	(1,451)	21
Inventories	(3,402)	4,102
Prepaid expenses and other assets	(52,955)	(41,012)
Accounts payable	(36,404)	(19,318)
Accrued expense and other liabilities	(49,625)	15,050
Advance ticket sales	5,865	(51,313)
Net cash provided by operating activities	84,908	24,238

Cash flows from investing activities
Additions to property and equipment, net	(135,038)	(124,950)
Restricted cash	687	(2,033)
Net cash used in investing activities	(134,351)	(126,983)

Cash flows from financing activities
Repayments of long-term debt	(175,281)	(1,419,185)
Proceeds from long-term debt	30,000	903,000
Transactions with Affiliates, net	71,550	(198,309)
Contribution from Affiliates, net	100,000	948,111
Other	(18,903)	(790)
Net cash provided by financing activities	7,366	232,827
Net increase (decrease) in cash and cash equivalents	(42,077)	130,082
Cash and cash equivalents at beginning of period	185,717	40,291
Cash and cash equivalents at end of period	$143,640	$170,373

NORWEGIAN CRUISE LINE
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Passengers Carried	348,614	360,810	1,019,672 (1)	966,701
Passenger Cruise Days	2,483,300	2,553,190	7,054,434	7,321,490
Capacity Days	2,163,140	2,293,946	6,386,536	6,745,362
Occupancy Percentage	114.8%	111.3%	110.5%	108.5%
(1) Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Passenger ticket revenue	$392,473	$467,798	$1,005,886	$1,200,799
Onboard and other revenue	158,203	171,191	447,662	474,752
Total revenue	550,676	638,989	1,453,548	1,675,551
Less:
Commissions, transportation and other expense	97,144	102,589	247,332	275,187
Onboard and other expense	47,462	57,173	124,173	149,609
Net Revenue	$406,070	$479,227	$1,082,043	$1,250,755

Capacity Days	2,163,140	2,293,946	6,386,536	6,745,362
Gross Yield	$254.57	$278.55	$227.60	$248.40
Net Yield	$187.72	$208.91	$169.43	$185.42

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Total cruise operating expense	$344,831	$431,982	$987,689	$1,242,091
Marketing, general and administrative expense	54,202	65,510	179,159	212,014
Gross Cruise Cost	399,033	497,492	1,166,848	1,454,105
Less:
Commissions, transportation and other expense	97,144	102,589	247,332	275,187
Onboard and other expense	47,462	57,173	124,173	149,609
Net Cruise Cost	$254,427	$337,730	$795,343	$1,029,309

Capacity Days	2,163,140	2,293,946	6,386,536	6,745,362
Gross Cruise Cost per Capacity Day	$184.47	$216.87	$182.70	$215.57
Net Cruise Cost per Capacity Day	$117.62	$147.23	$124.53	$152.60

Operating Income Margin was calculated as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Net Revenue	406,070	479,227	1,082,043	1,250,755
Operating income	113,431	100,608	172,369	100,403
Operating Income Margin	27.9%	21.0%	15.9%	8.0%

EBITDA and Adjusted EBITDA are calculated as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Net income (loss)	$85,625	$171,186	$106,233	$(817)
Interest income	(132)	(1,139)	(767)	(1,966)
Interest expense, net of capitalized interest	25,813	35,143	77,860	117,275
Other expense (income)	2,125	(104,582)	(10,957)	(14,089)
Operating income	113,431	100,608	172,369	100,403
Depreciation and amortization expense	38,212	40,889	114,331	121,043
EBITDA	151,643	141,497	286,700	221,446
Legal fees and settlements (1)	-	3,500	1,500	3,500
NCLA shutdown costs (2)	-	1,724	-	13,138
Norwegian Sky start-up expenses (3)	-	2,583	-	8,504
Consulting fees	-	1,215	-	7,231
Other (4)	(3,468)	361	(2,662)	(1,531)
Adjusted EBITDA	$148,175	$150,880	$285,538	$252,288
(1)	Includes legal fees for the cancellation of a newbuild ship order and for credit facility amendments.
(2)	Costs in connection with the Hawaii restructuring, which were reimbursed by Star Cruises pursuant to the Reimbursement and Distribution Agreement.
(3)	Costs incurred from the reflagging of Pride of Aloha from the U.S.-flagged fleet to the international fleet as Norwegian Sky.
(4)	Includes insurance claim recoveries, costs related to severance agreements, and a supplemental Protection and Indemnity insurance call.

CONTACT:
Norwegian Cruise Line
Investor Relations:
Mark A. Kempa, 305-436-4932
or
Media Relations:
AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com